August 27, 2024

Ed Kremer
Chief Financial Officer
Curaleaf Holdings, Inc.
666 Burrard Street, Suite 1700
Vancouver, British Columbia V6C 2XB

        Re: Curaleaf Holdings, Inc.
            Form 40-F for the fiscal year ended December 31, 2023
            Filed March 7, 2024
            File No. 333-249081
Dear Ed Kremer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for the fiscal year ended December 31, 2023
Exhibit 99.2
Notes to Consolidated Financial Statements
Note 27-- Variable interest entities, page 65

1. Please provide an accounting analysis supporting your consolidation of Curaleaf USA as a variable interest entity pursuant to the Reorganization. Refer us to the technical guidance upon which you relied and revise your disclosures accordingly. In addition, ensure that your response includes the following information.
           Explain the factors that you considered in concluding that the Reorganization fully complied with TSX requirements.
           Explain the apparent inconsistency between your assertion on page A-8 that "terms and conditions set forth in the Protection Agreement and Shareholders' Agreement
           collectively resulted in the Company retaining a controlling interest in Curaleaf Inc."
           versus the TSX prohibition against "owning or investing, either directly or indirectly, in entities engaging in activities related to cultivation, distribution or possession of
 August 27, 2024
Page 2

           cannabis in the United States."
             Describe and quantify the level of TSX delisting risk due to the management structure established under the Reorganization.
             Identify the third-party Investor and describe his/her role in the continuing management of Curaleaf USA.
             Explain how your continuing management of Curaleaf USA will be coordinated with the third-party Investor who holds a 100% voting interest.
             Explain the apparent inconsistency between disclosure on page 133 that shows only 4 of 34 entities subject to VIE consolidation and amounts disclosed in
Note 27 that
           appear to approximate corresponding amounts for Curaleaf USA in your consolidated financial statements and
             Describe key factors underlying changes in amounts between 2022 and 2023 as disclosed in Note 27.
             File exhibits supporting the Reorganization, Shareholders Agreement and Protection
           Agreement as well as the Indenture Amendment and Articles Amendment.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Christine Taylor